February 2001

To:  Our Stockholders

The second fiscal quarter of 2001 marked the opening of our fourth full service banking facility. This upscale banking office opened on October 30th at 5515 Utica Ridge Road in the "Shops at Gentry Place" and will help us capture additional market share in northeast Davenport and Bettendorf. This facility has been well received by our customers and has created many new relationships over these past months.

We are pleased to announce that John Lawson, Senior Vice President with Deere and Company, has been added to our holding company board. John has previously served and will continue to serve on the board of Quad City Bank and Trust Company. He is chairman of the audit committee and serves on the technology and compensation committees. John brings a wealth of corporate experience to the board and has served on several other bank and holding company boards prior to joining our organization.

This second fiscal quarter was disappointing from an earnings standpoint. We had anticipated some reduction in earnings from the prior year quarter due to the increased overhead and one time costs related to the opening of our Utica Ridge facility. We also had anticipated higher compensation costs when comparing this quarter to the past year as a result of four senior officer hirings in calendar 2000. While these items impacted earnings this quarter, we are confident that the addition of this facility and these talented individuals will provide significant long term benefits to our organization. Additionally, as we have discussed in previous communications, Quad City Bancard, Inc. earnings were significantly lower as a result of the termination of a contract with a major sales organization.

Also impacting earnings were legal costs incurred in the PMT Services, Inc. lawsuit, an increased loan loss provision due to growth in the loan portfolio and increased reserves for a few specific commercial loans, and a higher cost of funds due to competitive local market conditions.

In September 2000 we initiated an internal project to improve profitability and we are beginning to see some encouraging trends in a number of areas. In addition, commercial loan demand continues to be strong, trust earnings continue to increase and lower interest rates should spur our mortgage lending division.

As you recall, we initiated action against PMT Services, Inc. in an effort to collect a large receivable of approximately $1.6 million. In response, PMT filed a lawsuit in California against Quad City Bancard, Inc. and Quad City Holdings, Inc. alleging wrongdoing on our part and seeking recovery of damages. We filed a petition to compel arbitration in Iowa District Court of Scott County and that court has now ruled that all claims, including the tort claims, must be arbitrated in Iowa. We continue to believe that PMT's allegations are without merit and will vigorously pursue our right to recover the receivable and to defend against PMT's claims.

On a more positive note, total assets increased by $13 million during the quarter to $394 million as of December 31, 2000. This compares with $368 million as of June 30, 2000 and $343 million as of December 31, 1999. Net loans receivable grew by $14 million during the quarter to $262 million as compared to $238 million and $208 million as of June 30, 2000 and December 31, 1999 respectively. The increase in assets was funded by an increase in interest bearing deposits and short term borrowings.

We look forward to a more positive report in May. Thank you for your support during these challenging times.


/s/ Douglas M. Hultquist                    /s/ Michael A. Bauer
------------------------                    -------------------------
Douglas M. Hultquist                        Michael A. Bauer
President and CEO                           Chairman